Exhibit 12.1

AGCO CORPORATION

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense.

	In Millions
	2011	2010	2009	2008	2007	2006
	12 Mos.	12 Mos.	12 Mos.	12 Mos.	12 Mos.	12 Mos.

Pre-tax earnings:
Pre-tax / pre-sub	561.0	274.9	154.4	511.5	313.9	(25.7)
Add: distributed earnings of less-than-50%-owned affiliates	30.0	35.0	17.7	27.8	26.8	19.0

Total pre-tax earnings (loss)	591.0	309.9	172.1	539.3	340.7	(6.7)
Fixed charges	78.1	80.7	81.9	68.4	63.5	84.0

Total earnings as adjusted	669.1	390.6	254.0	607.7	404.2	77.3

Fixed Charges Computation:
Interest expense (excluding amortization of debt issuance costs)	56.1	61.1	62.9	50.1	45.8	65.0
Interest component of rent expense (a)	19.1	16.7	16.2	15.1	13.0	12.6
Amortization of debt issuance costs	2.9	2.9	2.8	3.2	4.7	6.4

Total fixed charges	78.1	80.7	81.9	68.4	63.5	84.0

Ratio of earnings to combined fixed charges	8.6	4.8	3.1	8.9	6.4	0.9

(a)	The interest factor was calculated to be one-third of rental expense and is considered to be a representative factor.

The computation of ratio of earnings to fixed charges does not include the interest component of our income tax liabilities related to uncertain tax positions connected with ongoing tax audits in various jurisdictions.